

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 22, 2016

Via E-mail
Laura K. Thompson
Chief Financial Officer
The Goodyear Tire & Rubber Company
200 Innovation Way
Akron, Ohio 44316

Re: Goodyear Tire & Rubber Co
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 9, 2016
Form 10-Q for Fiscal Quarter Ended September 30, 2016
Filed October 28, 2016
File No. 1-01927

Dear Ms. Thompson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Note 5. Dissolution of Global Alliance with Sumitomo Rubber Industries, page 71

1. We note that you recognized a pre-tax gain of $76 million, or 12.5% of income before income taxes, on the sale and acquisition transactions, as compared to the estimated net loss of $14 million included in the pro forma financial information included as an exhibit to the Form 8-K filed on November 2, 2015. Please provide us with a comprehensive explanation of the specific facts and circumstances that resulted in the recognition of the $76 million gain, including quantified information of the material components and how the negotiated terms in the Framework Agreement dated June 4, 2015, impacted the accounting for the dissolution transactions.

2. We note that you recognized a pre-tax loss of $28 million related to the liabilities that you retained from GDTNA as part of the sale of your 75% interest to SRI. Since the $60 million liability was already recognized in your historical financial statements, please help us understand how SRI's agreement to indemnify you for these liabilities in certain circumstances resulted in the recognition of the loss.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Note 2. Costs Associated with Rationalization Programs, page 8

3. We note that you recognized $116 million in charges during the September 30, 2016 quarter for a plan was approved on October 20, 2016, for the closure of a plant in Germany that includes reducing jobs by 890. Please provide us with your analysis of the recognition guidance in ASC 420-10-25 that demonstrates you incurred a liability for the plan as of September 30, 2016.

Note 4. Income Taxes, page 10

4. We note that you recognized a $163 million tax benefit for the three-months ended September 30, 2016, due to a US tax election for years 2009, 2010 and 2012 to change the manner in which foreign taxes are reflected. We further note your disclosure in Note 6 in your 2015 Form 10-K that you have $686 million of foreign tax credits deferred tax assets that expire between 2016 and 2025. Considering the significance of the foreign tax credits deferred tax assets to your consolidated financial statements and that you have US federal NOLs, please provide us with a more comprehensive explanation of the improvements in your US income that would allow you to utilize all of the foreign tax credits deferred tax assets prior to expiration. As part of your response, please provide us with a description of the transactions that generated the foreign tax credits to be used in the US and the foreign source income that will be recognized in your US tax returns to utilize the foreign tax credits.

5. We note that you recognized a $7 million tax benefit from the release of a valuation allowance in Americas during the nine-months ending September 30, 2016 and a $41 million tax charge relating to establishing a valuation allowance in the America's during the three-months ended September 30, 2016. Please expand these disclosures to discuss the specific jurisdictions and to provide additional insight into the specific positive and negative evidence considered in releasing and/or recognizing valuation allowances for your deferred tax assets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Ms. Thompson
The Goodyear Tire & Rubber Company
December 22, 2016
Page 3

        You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence,
me at (202) 551-3854 with any questions.

                                                Sincerely,

                                                /s/ Terence O'Brien for

                                                Melissa N. Rocha
                                                Senior Assistant Chief Accountant

                                                Office of Manufacturing and
                                                Construction